

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Sandra Wallach
Chief Financial Officer
Amprius Technologies, Inc.
1180 Page Avenue
Fremont, California 94538

> **Re: Amprius Technologies, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 7, 2023**
> **File No. 333-272466**

Dear Sandra Wallach:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Austin March